UNI 08029332
SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31//07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Distributors, L.L.C**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

3100 Sanders Road
(No. and Street)

Northbrook (City) **IL** (State) **60062** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Distributors, L.L.C. for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/08 Date

Treasurer
Title

Notary Public

OFFICIAL SEAL
MIGUEL SAUCEDO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/08

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Distributors, L.L.C.
Northbrook, IL

We have audited the accompanying statement of financial condition of Allstate Distributors, L.L.C.(the "Company") (a wholly owned subsidiary of Allstate Life Insurance Company) as of December 31, 2007, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2008

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$1,102,013
FEE INCOME RECEIVABLE	2,165,895
OTHER ASSETS	180,120
TOTAL ASSETS	$3,448,028

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 996,714
Income taxes payable to affiliates	28,654
Accounts payable and accrued expenses	658,816
Total liabilities	1,684,184
MEMBER'S EQUITY	1,763,844
TOTAL LIABILITIES AND MEMBER'S EQUITY	$3,448,028

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Fee income	$20,352,503
Underwriting revenues	4,210,266
Other revenue	35,000
Interest income	50,250
Total revenues	24,648,019
EXPENSES:	
Salaries and employee benefits expense	16,794,275
General and administrative expense	6,270,903
Wholesaling and marketing expenses	993,604
Regulatory fees and expenses	151,324
Other expense	352,663
Total expenses	24,562,769
INCOME FROM OPERATIONS BEFORE INCOME TAXES	85,250
INCOME TAX EXPENSE	29,838
NET INCOME	55,412
MEMBER'S EQUITY — Beginning of year	1,708,432
MEMBER'S EQUITY — End of year	$ 1,763,844

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 55,412
Adjustments to reconcile net income to net cash from operating activities:	
Changes in:	
Fee income receivable	467,032
Other assets	(126,378)
Payable to affiliates	331,311
Income taxes payable to affiliate	9,813
Accounts payable and accrued expenses	(778,313)
Net cash used in operating activities	(41,123)
CASH — Beginning of year	1,143,136
CASH — End of year	$ 1,102,013

See notes to financial statements.

1. GENERAL

Basis of Presentation — The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations —The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers ("NASD") and the New York Stock Exchange.

The Company serves as principal underwriter for individual and group flexible premium deferred variable annuity contracts ("contracts") issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts are sold by registered representatives of affiliated and unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company. The Company charges fees to the issuers in exact proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

The Company does not generate net income on these wholesaling and underwriting activities and the Company's primary source of net income from operations is interest earned on cash holdings of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee Income — Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting Revenues — Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. A receivable is established for fees earned but not yet collected.

Expenses — Expenses consist of salaries and employee benefits, general and administrative, and regulatory fees. Expenses are accrued as incurred and reimbursed through fee income.

Wholesaling and marketing expense — Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

Income Taxes — The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax basis of assets and liabilities at December 31, 2007.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48").

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. On January 1, 2007, the Company adopted the provisions of FIN 48, which were effective for fiscal years beginning after December 15, 2006. No cumulative effect of a change in accounting principle or adjustment to the liability for unrecognized tax benefits was recognized as a result of the adoption of FIN 48. Accordingly, the adoption of FIN 48 did not have an effect on the results of operations or financial position of the Company (see Note 4).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of the Statement of Financial Condition and Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2007, the Company had net capital, as defined under the Rule, of $871,075 which was $758,797 in excess of required net capital of $112,278. The Company's aggregate indebtedness, as defined under the Rule, was 193% of its net capital.

4. INCOME TAXES

As a limited liability company, the Company's 2007 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2007 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2007, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits. Income tax expense for the year ended December 31, 2007 is $29,838.

The Company paid income taxes to an affiliate of $20,025 in 2007. The statutory federal income tax rate of 35% is the same as the effective rate on income from operations in 2007.

5. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2007, the total costs allocated to the Company for these services totaled $24,562,769. As of December 31, 2007, amounts due to the service providers for these services totaled $996,714.

The Company receives fee income from the contract issuers for which the Company services as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2007, the Company earned fee income of $20,352,503. At December 31, 2007, amounts due from the contract issuers totaled $2,120,153.

The Company earned underwriting revenue of $4,210,266 for underwriting services provided to Allstate Life. At December 31, 2007, $45,742 is due from Allstate Life for distribution fees earned.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2007

NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 1,763,844
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:	
Nonallowable assets:	
Fee income receivable	691,430
Other assets	180,120
Total nonallowable assets	871,550
HAIRCUTS ON SECURITIES POSITIONS:	
2% haircut on money market	21,219
NET CAPITAL	$ 871,075
AGGREGATE INDEBTEDNESS	$ 1,684,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)	$ 112,278
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 112,278
EXCESS NET CAPITAL	$ 758,797
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	193 %

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2007

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Member
Allstate Distributors, L.L.C.
Northbrook, IL

In planning and performing our audit of the financial statements of Allstate Distributors, L.L.C. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 25, 2008

END